LAW DEPARTMENT
                             ICAHN ASSOCIATES CORP.
                            AND AFFILIATED COMPANIES
                          767 FIFTH AVENUE - 47TH FLOOR
                            NEW YORK, NEW YORK 10153
                          TELEPHONE NO. (212) 702-4300
                             FAX NO. (212) 688-1158


Jesse Lynn, Assistant General Counsel                  Direct Dial: 212-702-4331
                                                       Email:  jlynn@sfire.com


                                  July 2, 2008


CONFIDENTIAL TREATMENT REQUESTED
VIA FAX, FEDERAL EXPRESS AND EDGAR
----------------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention: Matthew Crispino, Esq. and Daniel F. Duchovny, Esq.

RE:  YAHOO! INC. ("YAHOO")
     RESPONSE TO COMMENTS ISSUED JUNE 10, 2008 TO SOLICITING MATERIALS FILED PURSUANT TO RULE 14A-12 FILED JUNE 4, 6, AND 9, 2008 BY CARL C. ICAHN, KEITH A. MEISTER, ET. AL.
     FILE NO. 000-28018

Ladies and Gentlemen:

     Set forth below, on behalf of Carl C. Icahn, Keith A. Meister, Lucian A. Bebchuk, Frank J. Biondi, Jr., John H. Chapple, Mark Cuban, Adam Dell, Edward H. Meyer, Brian S. Posner, Robert K. Shaye, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP, High River Limited Partnership, Hopper Investments LLC, Barberry Corp. Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp., Vincent J. Intrieri, David Schechter and Mayu Sris (collectively, the "Filing Persons"), are responses to the comments contained in the letter (the "Comment Letter") from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") received by Jesse Lynn, Assistant General Counsel to Carl C. Icahn and affiliates, via fax on June 30, 2008, relating to the above-referenced matters. The paragraph numbers set forth below correspond to those contained in the Comment Letter.

     1. The Filing Persons confirm that they will refrain from making similar statements in future soliciting materials.

     2. The Filing Persons will include the basis for the referenced statement if used in future soliciting materials.

     3. The Filing Persons confirm that they will refrain from making similar statements in future soliciting materials.

     4. The Filing Persons confirm that they will refrain from making similar statements in future soliciting materials.

     5. The adoption of the severance plan, if intended to make it more difficult for a prospective purchaser to succeed in making a hostile bid, would violate the fiduciary duties of the board because it would not have been done for a proper purpose (e.g., attempting to enhance shareholder value). Yahoo, in attempting to keep employees from leaving, adopted a plan which could have made an acquisition prohibitively expensive if the employees were able to take advantage of it en masse, yet failed to indicate why such an expensive plan was necessary to keep the employees who would have left. Nowhere has Yahoo alleged that it was necessary to go so deep into the employee pool or that it was necessary to write a plan that made it so easy for employees to leave after the takeover and collect severance under the plan even if Microsoft did not want to discharge them. For instance, the Plan provides that if an employee's supervisor is changed the employee could claim that he or she has "good reason" for leaving and could make a claim for severance. In addition, when a severance plan is written by a board to take out of the hands of the board the ability to rescind the plan at certain times it is thereby similar to a "dead hand" poison pill, which the Delaware courts have invalidated because it limits the power of a future board to act - in this case, the board voluntarily tied its own hands in advance and was powerless to rescind the plan, even if the offer price that Microsoft was willing to bid had there been no plan would have been a price at which Yahoo would be willing to enter into the transaction. All of the foregoing, among other things (e.g., the severance plan being adopted over the views of Yahoo's employment experts that the plan was too expensive), led the Filing Persons to conclude that the plan was in fact not adopted for the purposes stated but was rather a roadblock intended to derail the Microsoft offer and keep the directors and management in office.

     6. The Filing Persons do not believe that the $34.375 price was a valuation, nor was it intended to be. It was the price at which we believed the negotiations with Microsoft should be restarted and would indicate to Microsoft that Yahoo was no longer stuck on a high number such as $37. We would also like to point out that the use of the $37 price by Yahoo was not a valuation of the company, but a negotiating price. However, the Filing Persons believe their statement that Yahoo should "publicly offer to sell the company to Microsoft for $34.375 per share" was made in good faith and on a reasonable basis. Please see the analysis set forth below. The Filing Persons confirm that in future filings in which they provide a valuation they will include a similar analysis.

               Final Microsoft Offer = $33.00 per share (1)
               Cost of 30% RIF at $35 offer = $ 0.61 per share (2) Value of improved retention = $ 0.77 per share (3)
               Total Value per share = $34.38 per share (4)

               Notes:

               (1) See letter from Steven Ballmer to Jerry Yang, dated May 3, 2008.

               (2) RIF = reduction in force. See Exhibit E (excerpt from board book prepared by Yahoo management showing potential costs of the severance plan under various scenarios) to the First Amended Verified Consolidated Complaint filed in the action styled In re Yahoo! Shareholders Litigation, Case No. 3561-CC, filed in the Court of Chancery of the State of Delaware on May 12, 2008. The $0.61 per share would be $0.56 per share if we assumed a $31 offer instead of a $35 offer.

               (3) Value of improved retention calculated as follows: We assume in the future approximately $100M of additional operating income from an improved retention plan that Microsoft will construct to effectively align Microsoft's interests with Yahoo employee interests versus Yahoo's severance plan. The approximately $100M of incremental operating income is a result of a motivated employee base with the appropriate incentive plan. Microsoft currently trades at approximately 11x total enterprise value (TEV) to last 12 months operating income. We calculate Microsoft's TEV as follows: 9,428 million diluted shares x share price of $28.30 on June 5, 2008 (the day before the referenced statement was made) - cash & equivalents of $26,341 million - investments of $8,659 million, which leads to a TEV of $231,812 million. Last 12 months operating income of $20,747 million is taken from Microsoft's March 31, 2008 10-Q. approximately $100 million of incremental operating income x approximately 11x TEV to operating income multiple = $1,074M of value. This valuation metric is conservative, as Yahoo trades at a much higher multiple.

               (4) Per share amounts based on fully diluted share count of approximately 1,395M from Yahoo's Form 10-Q dated March 31, 2008.

     7. Mr. Icahn's statement regarding Yahoo "sabotaging the process" was a reference to his opinion that the adoption of the severance plan was an attempt to thwart a takeover by Microsoft. His statement regarding Microsoft executives no longer trusting Mr. Yang was an inference based on the following statement made by Steve Ballmer of Microsoft on May 3, 2008: "Our discussions with you have led us to conclude that, in the interim, you would take steps that would make Yahoo! undesirable as an acquisition for Microsoft." In future soliciting materials, the Filing Persons will cite the basis for such beliefs and will clearly characterize such statements as assertions of opinion or belief.

     8.   Please see the analysis set forth in paragraph 5 above.

     If you have any questions regarding this filing, please contact the undersigned at (212) 702-4331 or Marc Weitzen, Esq. at (212) 702-4380.

                                                              Very truly yours,


                                                              /s/ Jesse Lynn
                                                              --------------
                                                              Jesse Lynn